

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via E-mail
Mr. Yong Xu
Chief Financial Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, Keji Yuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re: Jingwei International Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed September 20, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 001-34744**

Dear Mr. Xu:

We have reviewed your letter dated September 20, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 6, 2011.

Form 10-K for the Year Ended December 31, 2010

Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

Consolidated Balance Sheets as of December 31, 2010 and 2009, page F-2

1. We note your disclosure on page 12 that your accounts receivable balances greater than one year old have grown to $11 million as of December 31, 2010, and we note your

explanations for your long credit period with your major end customers. Tell us why you consider receivables from these customers to be current assets. In this regard, we note your disclosure that the payment process with your major end customers often takes longer than set forth in the contract. Accordingly, based on past experience, it appears that a portion of these receivables may not reasonably be expected to be realized within one year at the inception of the arrangement. To the extent you consider these receivables to be current assets, tell us what consideration you gave to disclosing an estimate of the amount of receivables classified as current assets that are not expected to be realized within one year.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

Note 2. Summary of Significant Accounting Policies

e) Accounts receivable net, and other receivables, page F-9

2.   Please explain why the allowance percentages provided in your liquidity discussion on page 12 are different from those provided in this note.

Note 10. Income Tax Expense, page F-19

3.   We note your disclosure that your undistributed earnings amounted to approximately $28,948,000 as of December 31, 2010, and that this amount would be subject to a 10% PRC foreign withholding tax upon distribution. We further note this amount represents the entire retained earnings balance as of December 31, 2010. Please clarify whether your retained earnings include any earnings from your Hong Kong subsidiary and, if so, why they would be subject to the PRC withholding tax. Further, we note your disclosure on page F-19 that Jingwei International Limited is subject to the United States of America Tax law at the rate of 34%, and that no provision for these taxes has been made as the Company believes its earnings are permanently invested in PRC. Please clarify whether your undistributed earnings would also be subject to any additional U.S taxes upon distribution to Jingwei International Limited, and the amount of such taxes if estimable.

Note 11. Share-Based Compensation, page F-22

4.   We note your disclosure that a performance commitment does not exist and, therefore, you do not have a measurement date for the 500,000 options that vest upon satisfactory completion of services till 3/31/2011, and your disclosure that the Company did not recognize any compensation expense for these options in 2010. Tell us how you considered the provisions of ASC 505-50-25-4 and 505-50-30-21 which require that services received in a share based transaction be recognized when the services are received in the same period and in the same manner as if the grantor had paid cash for the services, and that costs be recognized before a measurement date has occurred at the then

current fair value at each financial reporting date. As part of your response, please explain the services that Tonetat is required to perform under this arrangement.

Note 14. VIE, page F-24

5.   We note your disclosure of the liabilities of the Company's consolidated VIEs for which creditors did not have recourse to the general credit of the Company. Tell us your consideration to separately disclosing these amounts on the balance sheet as required by ASC 810-10-45-25, and only including the amounts that are included in the consolidated balance sheet (i.e., exclusive of liabilities that are eliminated upon consolidation).

6.   We note your revisions in response to prior comment no. 10. Please tell us and disclose the renewal terms for the Intellectual Property Agreement that is set to expire on February 8, 2012. Indicate the consequences of non-renewal. Further, in addition to disclosing that your ability to conduct your business may be materially and adversely affected if you cannot enforce the contracts you should also disclose that you may have to deconsolidate the VIEs. In addition, tell us why the equity interest pledge agreement has not been registered with the PRC regulator. Indicate why you believe this agreement is enforceable when it has not been registered.

7.   Tell us and disclose whether the owners of Jingwei Hengtong and Jingwei Communication are the same.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

8.   We note your disclosure that you have incurred a reduction in cash and cash equivalents during the last two quarters, and your cash used in operating activities for the six months ended June 30, 2011 is $2.6 million. Further, the decrease in cash from working capital items during this period was $9.4 million. Tell us what consideration you gave to disclosing the primary drivers and underlying reasons for the decrease in working capital items, and the impact of these trends on the Company's ability to fund future operations.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via Email</u>
        Norwood Beveridge
        Loeb & Loeb LLP